Exhibit 99.19

CONSENT OF ERIC DESAULNIERS

March 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Re:Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31,
2021 (the “Form 40-F”)

I, Eric Desaulniers, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the scientific or technical information contained in (i) the Management’s Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”) being filed by Company with the United States Securities and Exchange Commission as part of the Company’s Form 40-F, including any amendment thereto, and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended and (ii) the registration statement (No. 333-256340) on Form F-10 incorporating by reference the Company’s MD&A and Form 40-F. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Eric Desaulniers
Eric Desaulniersg